Filed by Cameron International Corporation
Commission File No. of Subject Company: 1-13884
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: NATCO Group, Inc.
Commission File No. of Subject Company: 001-15603

The following information is being provided to Cameron and NATCO employees and is also available on the www.WelcometoCameron.com website.

1333 West Loop South, Suite 1700
Houston, Texas 77027
713/513-3300
Fax 713/513-3320
www.c-a-m.com

News Release

NATCO Acquisition Update

HOUSTON (August 27, 2009) – This News Release provides information on the following three (3) key activities related to the NATCO acquisition:

•	Site Visits
•	Change Network
•	Culture Assessment

Site Visits

Cameron and NATCO management have scheduled site visits at the following NATCO facilities, primarily in late August and throughout September. The meetings will provide employees in the following locations an opportunity to receive an update on the progress of the acquisition, ask questions and share any concerns:

•	Calgary, Canada
•	Casper, Wyoming
•	Electra, Texas
•	Harvey, Louisiana
•	Kuala Lumpur, Malaysia
•	Magnolia, Texas
•	New Iberia, Louisiana
•	Odessa/Midland, Texas
•	Tokyo, Japan
•	Tulsa (R&D, LINCO), Oklahoma
•	Vernal, Utah
•	Williston, North Dakota

Note: Site visits in regions not listed here are still being planned.

Change Network

While it’s very important for management to provide regular information on the acquisition, it’s also important for employees throughout the organizations to provide feedback on how well news is getting out, how people are feeling and what questions and issues should be addressed. In addition to the Welcome to Cameron website (click here) – where employees can post questions or check for updates – a “Change Network” is under development to help meet these needs.

Here’s how it will work:

1.	NATCO and Cameron business leaders are currently choosing participants at various levels of the organization and across functions to be change agents.
2.	These change agents will be briefed and trained on their roles and responsibilities in early September.
3.	Change agents will meet with business leaders and Integration Team members on a biweekly basis, either face-to-face or on LiveMeeting conference calls, to provide updates and ask questions.

If you’re contacted, please participate fully. The Change Network will help ensure that the Integration Team is close to the “pulse” of the organizations and has a continuous flow of feedback to ensure that helpful information goes out.

Culture Assessment Survey

The Integration Teams are in the process of completing interviews with a cross-section of business leaders to summarize “how things work” (culture) and related opportunities and risks, in both NATCO and Cameron. Key themes from the interviews will be used to build an employee survey that will provide more detailed information on how to integrate the organizations’ cultures successfully.

This survey will go out to a representative sample of employees at NATCO and the divisions within Cameron that are part of the integration process, at various levels and across functions. This survey is currently under development and will be distributed by the end of August 2009.

If you receive a survey, please take the time to answer thoughtfully. A summary of the survey results will be posted on the Welcome to Cameron website by the end of September 2009.

Check the Welcome to Cameron website often for additional updates and to post your questions.

Note: While the Integration Teams are busy planning for the acquisition, it is important to remember that until closing, the two companies remain separate entities and must continue to act accordingly.  For further guidance on what conduct is and is not permissible during the pre-closing period, please consult the "Rules of the Road" document (click here) provided on the Welcome to Cameron website.

The NATCO Integration Team

Forward-Looking Statements

Information set forth in this document may contain forward-looking statements, which involve a number of risks and uncertainties.  Cameron cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Cameron and NATCO, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to satisfy the closing conditions of the transaction, including obtaining regulatory approvals for the transaction and the approval of the merger agreement by the NATCO stockholders; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the impact of other acquisitions that Cameron or NATCO have made or may make before the transaction; competition and its effect on pricing; and exploration and development spending by E&P operators. Additional factors that may affect future results are contained in Cameron’s and NATCO’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s web site http://www.sec.gov.  Cameron and NATCO disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.
Additional Information and Where to Find It

In connection with the proposed merger, Cameron has filed with the SEC a Registration Statement on Form S-4 and NATCO has filed a proxy statement, which will be mailed to NATCO’s stockholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE S-4 AND PROXY STATEMENT REGARDING THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  You may obtain a free copy of the S-4 and proxy statement and other related documents filed by Cameron and NATCO with the SEC at the SEC’s website at www.sec.gov.  The S-4 and proxy statement and the other documents may also be obtained for free by accessing Cameron’s website at www.c-a-m.com  under the heading “Investor Relations” and then under the heading “SEC Filings” or by accessing NATCO’s website at www.natcogroup.com under the tab “Investor Relations” and then under the heading “SEC Filings”.
Participants in the Solicitation

NATCO and its directors, executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in NATCO’s proxy statement when it is filed with the SEC. You can find information about NATCO’s executive officers and directors in their definitive proxy statement filed with the SEC on March 23, 2009. You can obtain free copies of these documents from NATCO’s website as stated above.